February 21, 2008
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore
Division of Corporation Finance

Re:	Nuance Communications, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007 Filed on November 29, 2007 File No. 000-27038
Ladies and Gentleman:
     On behalf of our client, Nuance Communications, Inc. (the “Company”), we are responding to your comments dated January 31, 2008 relating to the above referenced Form 10-K, File No. 000-27038, filed on November 29, 2007 (the “Form 10-K”).
     For your convenience, we have repeated your comments below in italic type before each of our responses.

U.S. Securities and Exchange Commission
February 21, 2008

Business
Overview
International Operations, page 8
1. Please provide us a list of all the jurisdictions in which you maintain smaller sales, services and support offices. In addition, please give us a list of the countries from which you generated revenues during the most recently completed fiscal year.
     In response to the Staff’s comment, attached hereto as Exhibit A is a list of all jurisdictions in which the Company currently maintains sales, services and support offices. The Company supplementally advises the Staff that it markets and distributes its products both indirectly through a global network of resellers, including systems integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors, and directly through the Company’s sales force and e-commerce website. In the case of the Company’s indirect distribution channels, the Company, in limited cases, classifies the revenue on a regional (as opposed to a country specific) basis. Attached hereto as Exhibit B is a list of all countries (and, in some cases, regions) from which the Company has generated revenues, as well as the revenues generated from each country/region, for the most recently completed fiscal year.
Certain Relationship and Related Party Transactions, page 29
2. We are unable to locate disclosure that appears responsive to Item 404(b) of Regulation S-K. In your response letter, please explain why you have concluded that such information is not required, or otherwise advise us. If you concluded that none of the transactions disclosed under this heading were required to be reported under paragraph (a) of Item 404 in the response letter, explain how you reached this conclusion.
     The Company respectfully submits that none of the transactions disclosed under the heading “Certain Relationship and Related Party Transactions” were required to be reported under Item 404(a) of Regulation S-K as (i) the most recent Warburg Pincus transaction occurred in September 2005 and (ii) while Ms. Martin is a member at Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), WSGR generated less than two percent of its revenue from the Company for the fiscal year ended January 31, 2008, and Ms. Martin only has approximately a one percent interest in the profits of WSGR. The Company has historically provided this disclosure because it believes that it is valuable information to the Company’s stockholders.
     The Company supplementally advises the Staff that the Company’s Audit Committee charter provides that the Audit Committee is responsible for reviewing and approving in advance

U.S. Securities and Exchange Commission
February 21, 2008

any proposed related party transactions, including, without limitation, approving all transactions required to be disclosed pursuant to Item 404 of Regulation S-K. The charter for the Audit Committee was publicly filed as Annex B to the Company’s Definitive Proxy Statement on Schedule 14A on April 13, 2004 and is available on the Company’s website at http://www.nuance.com/company/governance/audit.asp.
     In response to the Staff’s comment, the Company will describe its policies for reviewing and approving related party transactions in future filings on Form 10-K. Furthermore, the Company will include disclosure regarding its policies for reviewing and approving related party transactions in its Definitive Proxy Statement on Schedule 14A relating to the Company’s 2008 Annual Meeting of Stockholders.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 59
3. We note in your disclosure on page 59 that for arrangements that contain multiple elements, you allocate an arrangement’s fees into separate units of accounting based on fair value. Please tell us how you established VSOE of the undelivered elements in your multiple element arrangements (including, but not limited to, licensing arrangements and hosting arrangements) and the general terms for those elements. In this regard, describe the process you use to evaluate the various factors that affect your VSOE and explain how your determination of VSOE complies with paragraphs 10 and 57 of SOP 97-2.
     The Company advises the Staff that its disclosure on page 59 referencing the allocation of an arrangement’s fees into separate units of accounting based on fair-value is specific for arrangements which are outside of the scope of SOP 97-2 and within the scope of EITF 00-21 including arrangements containing hosting services. For arrangements with multiple deliverables which are within the scope of EITF 00-21, the Company supports the fair value of its deliverables based upon the prices the Company charges when it sells similar items separately.
     For bundled software arrangements which are within the scope of SOP 97-2, the Company supplementally advises the Staff that in accordance with paragraph 10 of SOP 97-2, it has established VSOE for Post Contract Support (annual maintenance), professional services and training based upon the prices charged when the same elements are sold separately. The Company’s maintenance contracts entitle customers to receive unspecified updates and upgrades on a when and if available basis as well as telephone support, generally for a period of 1 year to 3 years. The Company offers professional services that support customers with business and systems consulting project management, user-interface design, speech science, application development, application deployment and business performance optimization system integration

U.S. Securities and Exchange Commission
February 21, 2008

for speech-enabled customer care. These professional services are sold on either a fixed fee or hourly (time and materials) basis. The Company’s comprehensive training services are designed to promote the use of its software with the goal of achieving increased customer satisfaction and job performance. The Company has not established VSOE for software licensing.
     The Company further supplementally advises the Staff that it generally establishes VSOE using the Bell-shaped-curve method. In accordance with paragraph 57 of SOP 97-2 and for Post Contract Support, the Company annually compiles and analyzes renewal sales of maintenance and calculates the ratio of (x) renewal rate for maintenance divided by (y) the original net license value or license list price. Based on this analysis, the Company has determined that the renewal prices are sufficiently clustered within an appropriate range and therefore VSOE was established.
     Additionally, the Company compiles and analyzes on an annual basis the price charged in separate sales of professional services and training (i.e. those that are not elements of bundled arrangements). Based on this analysis, the Company has determined that the price charged for the professional services and training are sufficiently clustered within an appropriate range and therefore VSOE was established.
4. We also note in your disclosure on page 31 that you earn revenue from the sale of third-party hardware included in the solutions licensed to your customers. Clarify the nature of these hardware products including whether your software is embedded in the hardware products. If so, tell us whether this software is more than incidental to the hardware and how you considered the guidance under EITF 03-5 in determining whether such sales are within the scope of SOP 97-2. If the hardware is not considered to be software related, for multiple element arrangements that include the hardware, tell us whether you have established VSOE of fair value for such hardware and clarify your revenue recognition policy for multiple-element arrangements that include such hardware. Furthermore, quantify the amount of revenue recognized from the sale of hardware for each year presented.
     The Company supplementally advises the Staff that in serving the health care industry, the Company markets health care solutions that consist of software, hardware, maintenance, professional services and training. In accordance with EITF 03-05, the Company has concluded that the software is essential to the functionality of the hardware and the software is more than incidental to the hardware such that the hardware would be considered software-related and, therefore, included within the scope of SOP 97-2. In making this determination, the Company considered that the software is integral to the hardware and the solution marketed by the Company to its customers due to the following factors:

U.S. Securities and Exchange Commission
February 21, 2008

•	The software and non-software deliverables are generally marketed and sold as a packaged solution;

•	When software and non-software deliverables are marketed and sold as a packaged solution to the Company’s customers, the non-software deliverable would have limited substantive functionality without the software; and

•	Payment for both the software and non-software deliverables is generally contingent upon acceptance of the combined software and non-software deliverables.
     Additionally, the Company considered that customers generally purchase maintenance, which includes upgrades and enhancement to the software, which suggests that software is more than incidental to the hardware and solution marketed by the Company. The Company further advises the Staff that, while the software is installed on the hardware, it is not embedded in the hardware.
     The Company further advises the Staff that in accounting for these bundled arrangements, which include its healthcare products, the Company defers all revenue until the healthcare solution has been accepted by the customer. Once accepted, the maintenance and training elements are generally the only undelivered elements remaining. The Company then allocates the arrangement’s fees to the undelivered elements based upon VSOE of their respective fair values. As a result of applying SOP 98-9, the delivered elements are recognized as revenue in the period in which the healthcare solution is accepted by the customer, the maintenance element is then recognized over its contractual term, and the training element is recognized as earned.
     The Company does not have VSOE for either the hardware or the software elements of its bundled arrangements. In applying SOP 98-9, the Company does not bifurcate the delivered hardware element from the software element for revenue recognition purpose. Additionally, the Company’s financial reporting application does not separately track the stated values of hardware fees which are an element to healthcare solutions. The Company respectfully submits that because the Company cannot separate software revenue from hardware revenue for income statement classification purposes, the combined software and hardware element is recognized as “product and licensing revenues” in the Company’s financial statements.
     The following table reflects software and hardware revenues from the Company’s healthcare arrangements which were reported as a component of product and licensing revenues in each of the periods presented:

U.S. Securities and Exchange Commission
February 21, 2008

12 Months Ended 9/30/07	12 Months Ended 9/30/06	12 Months Ended 9/30/05

$54,807,608	$20,275,355	$0
Capitalized Patent Defense Costs, page 62
5. We note that during fiscal 2007 the Company capitalized $6.9 million in patent defense costs related to the litigation with VoiceSignal. We further note that the Company later reclassified these costs as part of the purchase price in the VoiceSignal acquisition, the majority of which were recorded into goodwill. Please explain further how you determined that these litigation costs should be included in the transaction costs of the acquisition and provide the specific accounting guidance you relied upon.
     The Company has historically incurred costs related to the defense of its intellectual property, and in particular of patents that it holds. In cases where the Company affirmatively asserts a patent and believes the success is probable, it capitalizes external legal costs incurred related to that patent, up to the level of the expected future economic benefit. The Company follows this accounting in reliance on interpretations, including those provided in FASB Concepts Statement No. 6 “Elements of Financial Statements”, paragraph 247. Relative to historically capitalized legal costs, if at any time the Company believes that its litigation would not be successful, it would expense previously capitalized legal costs for that particular defense; and conversely, upon the successful resolution of the legal action, the settlement amounts awarded to the Company would be offset against the previously capitalized amounts, and the excess, if any, would be recorded to income. To the extent that the amounts awarded to the Company are less than the amounts previously capitalized, the residual amount would be amortized to expense over the remaining life of the patent.
     In 2004, the Company filed suit against Voice Signal Technologies, Inc. (“VoiceSignal”) relative to U.S. Patent No. 6,501,996, and then filed additional lawsuits against VoiceSignal in 2007 with respect to patents number 6,092,044, 5,920,836 and 5,850,627. Historically, as part of its accounting processes, the Company had reviewed these lawsuits on a quarterly basis and, in consultation with outside counsel, concluded that it believed that it would be successful in the defense of its intellectual property, and that the future economic benefit would be in excess of the amounts capitalized. Additionally, the Company conducted an economic evaluation using a discounted cash flow model that was based primarily on (i) its estimate of VoiceSignal’s historic and future revenue that included infringed products, multiplied by (ii) an estimated royalty rate. From the inception of the first suit through August 24, 2007, the date that the Company acquired VoiceSignal, $6.9 million in external legal fees were incurred and capitalized relating to the Company’s defense of these patents. Of the $6.9 million cumulative costs, $5.6 million was incurred and capitalized as of September 30, 2006 and an incremental $1.3 million was incurred and capitalized during fiscal 2007. At the date of the acquisition of VoiceSignal, the Company believed, and continues to believe, that the litigation would have continued had the acquisition not occurred and, ultimately, the Company would have been successful in its defense of its patents.

U.S. Securities and Exchange Commission
February 21, 2008

     In performing the assessment of the purchase price of VoiceSignal, and the allocation of that purchase price according to the provisions of SFAS No 141, the Company noted that it was required to allocate the purchase price to the assets and liabilities of VoiceSignal at fair value. Based on the Company’s belief that VoiceSignal would have been found to infringe upon the Company’s patents, a liability was effectively recorded on VoiceSignal’s ending balance sheet. In order to calculate the fair value of this liability as of the date of acquisition, an estimated settlement award was calculated based on the historic evaluation relative to patent infringement such that: (i) the actual historic revenue data relating to the infringed technology was used, and (ii) a royalty rate based on current royalty benchmarks was also included in the calculation. This base data was then discounted such that a historic infringement amount of $5.5 million was calculated to estimate the liability for the settlement award. The liability reduced the net worth of VoiceSignal upon acquisition, with a corresponding increase to goodwill. Next, the Company considered the accounting guidance, discussed above, relative to the accounting for an award related to the successful defense of patents where legal costs are capitalized. The guidance notes that the value of the award should first be recorded as a reduction of the capitalized legal costs. The Company therefore accounted for the $5.5 million as the amount it would have been awarded upon the success of the lawsuit, and reduced the previously capitalized costs by this amount, leaving $1.4 million as an intangible asset, a capitalized amount which the Company believes is less than the future economic benefit. The Company began amortizing that intangible asset over the life that represented the shortest of the four patents subject to the lawsuits.

U.S. Securities and Exchange Commission
February 21, 2008

Net Income (Loss) Per Share, page 65
6. We note that the Company computes net income (loss) per share under the provisions of SFAS 128 and EITF 03-6. Tell us how you considered Issue 5 of EITF 03-6 in determining whether the convertible preferred stock should be included in the computation of basic earnings per share regardless of the fact that the Company has a net loss from operations. In this regard, tell us whether the Series B preferred shareholders have contractual obligations to share in the losses of the Company and please consider revising your future disclosures to clearly explain how you considered the preferred stock in your calculations of basic earnings per share.
     The Company supplementally advises the Staff that the holders of Series B preferred stock do not have contractual obligations to share in the losses of the Company as defined in Issue 4 and Issue 5 of EITF 03-6. Accordingly, the Company computes its basic net income per share by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Net losses are not allocated to preferred stockholders.
     In response to the Staff’s comment, the Company has revised its disclosures in its Quarterly Report on Form 10-Q, filed with the Commission on February 11, 2008, on page 9 to provide additional disclosure regarding its calculations of basic earnings per share under the provisions of SFAS 128 and EITF 03-6.
Note 3. Business Acquisitions
7. Tell us how you applied the significance test of Article 1.02(w) of Regulation S-X in determining whether financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X was required for the BeVocal, Inc. acquisition. Note that any contingent consideration should be included in your tests unless payment is determined to be remote. In your response, please provide in detail the computation of the significant subsidiary test.
     The Company supplementally advises the Staff that it applied the significance test of Article 1.02(w) of Regulation S-X with respect to its April 25, 2007 acquisition of BeVocal, Inc. (the “BeVocal Acquisition”) and determined that the BeVocal Acquisition was less than twenty percent (20%) significant under each of the three significance tests. The BeVocal Acquisition had a significance of 2.29% on the Asset Test, 17.59% on the Investment Test and 18.62% on the Income Test. The Company further advises the Staff that the Company included the maximum contingent consideration in the significance analysis. Attached hereto as Exhibit C is the Company’s significance analysis with respect to the BeVocal Acquisition.

U.S. Securities and Exchange Commission
February 21, 2008

Note 10. Credit Facilities and Debt
2.75% Convertible Debentures, page 87
8. We note that you issued $250 million aggregate principal amount of 2.75% convertible senior debentures due 2027 (debentures) and that a conversion feature exists that is based on the closing price of the Company’s common stock and the trading price of the debentures (i.e. dual indexes). Provide us your analysis in evaluating whether the debt conversion features of these debentures include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your consideration in applying the guidance in EITF 00-19 and EITF 01-6. Additionally, while we note you are currently in a loss position, tell us your consideration for the impact the debentures have on your earnings per share calculation.
Accounting for conversion option:
     In response to the Staff’s comment, the Company notes that it analyzed the 2.75% convertible senior debentures due 2027 upon issuance, to determine whether the conversion features, embedded in the debt host, should be separated and accounted for at fair value in accordance with SFAS 133.
     The Company concluded that the embedded conversion option and related features would qualify for the scope exception in paragraph 11(a) of SFAS 133 and, accordingly, should not be bifurcated from the debt host and accounted for at fair value. The Company’s analysis of the various features in accordance with the relevant accounting guidance follows.
     To evaluate whether these embedded features required separation under SFAS 133, the Company first determined that the debt was considered a hybrid instrument which included a host contract and an embedded conversion feature. In accordance with the FASB’s Derivatives Implementation Group’s (“DIG”) B19; “Embedded Derivatives: Identifying the Characteristics of a Debt Host Contract”, the Company defined the host contract in this hybrid instrument as the fixed interest rate debt. Following this determination, the Company evaluated whether the embedded conversion feature was clearly and closely related to the debt host. The Company concluded that changes in the fair value of an equity interest, the conversion option, and the interest rates on the debt host are not clearly and closely related.

U.S. Securities and Exchange Commission
February 21, 2008

     The Company then evaluated whether the debt host would be remeasured, in its entirety, to fair value each period with changes in fair value reported in earnings as they occur. In accordance with US GAAP, the Company concluded that convertible debt is not remeasured at fair value with changes in fair value reported in earnings as they occur.
     The Company next assessed whether a separate financial instrument, with the same terms as the embedded conversion option, would meet all the characteristics of a derivative instrument as defined in paragraphs 6-9 of SFAS 133. The Company concluded that an embedded conversion option, if it were a freestanding instrument, would meet the characteristic of a derivative instrument as defined in SFAS 133.
     The Company then assessed whether the embedded conversion option and related features would qualify for the scope exception in paragraph 11(a) of SFAS 133. The scope exception in paragraph 11(a) provides that contracts issued or held by the reporting entity that are both (i) indexed to its own stock and, (ii) classified in stockholders’ equity, would not be considered a derivative for purposes of applying SFAS 133.
(i) Embedded conversion option indexed to the company’s own stock.
     The Company reviewed the provisions of EITF 01-6 “The Meaning of ‘Indexed to a company’s own Stock’”. EITF 01-6 states that instruments within its scope are considered indexed to a company’s own stock provided that (i) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and (ii) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.
     The Company’s evaluation of EITF 01-6 identified the following debt conversion features which impact the holder’s ability to exercise the conversion option embedded in the debt host. Therefore, each of these features was separately evaluated to determine whether they were indexed to the Company’s own stock. The debentures shall be convertible only upon the occurrence of one of the following events:
Debt Conversion Features
(i) the Closing Sale Price of a share of Common Stock is more than 120% of the then current Conversion Price for at least 20 Trading Days in the preceding 30 consecutive Trading Days;

U.S. Securities and Exchange Commission
February 21, 2008

(ii) at any time on or after February 15, 2027;
(iii) any Securities are called for redemption;
(iv) upon distribution to substantially all holders of Common Stock, rights or warrants entitling them to purchase Common Stock at a price less than the average Closing Sale Price per share for the preceding ten Trading Days;
(v) upon distribution to substantially all holders of Common Stock, cash or other assets, debt securities or rights to purchase the Company’s securities, which distribution has a per share value exceeding 10% of the Closing Sale Price per share on the preceding Trading Day;
(vi) upon consolidation or merger or in the event of a binding share exchange or if the Company conveys, transfers, sells, leases or otherwise disposes of all or substantially all of its properties and assets not constituting a Fundamental Change, pursuant to which the Common Stock would be converted into cash, securities and/or other property;
(vii) upon Fundamental Change; or
(viii) during the five consecutive Business Day period immediately following any five consecutive Trading Day period in which the Trading Price for $1,000 principal amount of the Securities for each day during such five Trading Day period was less than 98% of the Closing Sale Price of a share of Common Stock and multiplied by the then applicable Conversion Rate.
     The first contingency provision is clearly based on the market for the Company’s common stock. The second, third, fourth, fifth, sixth, and seventh contingency provisions are not based on any observable market or observable index, but only occur upon a contingent event. The eighth contingency provision is based on the trading value of the Company’s debentures as it compares to the average conversion value for the debentures. This contingency provision is based on the Company’s common stock to the same degree that all conversion rights are based on the price of an issuer’s underlying common stock. In deciding whether to convert, holders typically base their decisions on the value of the common stock compared to the value of the future interest and principal payments that would be foregone if converted. When the parity clause is triggered, the conversion right ceases to be contingent on achieving a target stock price and essentially becomes a conventional conversion right. Both a conventional conversion right and conversion right contingent on a target stock price qualify for the SFAS 133 paragraph 11(a) exception. Once any of the contingency provisions occur, the settlement amount is based solely on the value of the Company’s stock.

U.S. Securities and Exchange Commission
February 21, 2008

Based on this analysis, the Company believes that the conversion rights are indexed to its common stock.
     As it relates to the Staff’s question as to dual indexing, in accordance with Emerging Issues Task Force Agenda Committee Report dated March 5, 2002, the Company determined that although the debentures are indexed to the Company’s stock price and the bond price, a conversion option can be considered indexed to the Company’s own stock even if its indexed to the Company’s stock price, interest rates/credit risk, or other factors. Based on the above analysis, the Company concluded that all of the features above are considered indexed to the Company’s own stock as defined in EITF 01-6 and thereby meet the first criterion of the scope exception in paragraph 11(a) of SFAS 133.
(ii) Classified in stockholders’ equity
     EITF 00-19 provides classification guidance for freestanding derivative instruments that are indexed to, and potentially settled in, a company’s own stock. The Company first evaluated paragraphs 1-11 and 33-57 of EITF 00-19 to determine whether net cash settlement of the conversion option was required or could be elected by the holder (including if an event occurred outside the control of the issuer). The Company determined that net cash settlement was not required and could not be elected by the holder even if an event occurred outside of the issuer’s control. Next, the Company noted that the equity classification guidance in paragraphs 12 through 32 of EITF 00-19, do not apply if the hybrid instrument is conventional convertible debt. EITF 00-19 defines “conventional” convertible debt as debt where the holder will, at the issuer’s option, receive a fixed amount of shares or the equivalent amount of cash as proceeds when he exercises the conversion option. For the debentures, though the option to convert is retained by the holder, the issue will not be settled entirely in a fixed number of shares. The instrument requires a fixed-formula conversion, defined as the quotient of the conversion amount (variable) and the conversion price (fixed), resulting in volume of shares unknown until the conversion date. In addition, the conversion price itself, while initially contractually fixed, is subject to

U.S. Securities and Exchange Commission
February 21, 2008

adjustment as outlined in the agreement, adding additional variability to the number of shares to be issued upon conversion. As such, the Company determined that the debt is “non- conventional” and a review was performed to classify the conversion option as either liability or equity in accordance with EITF 00-19. EITF 00-19 specifies that all of the conditions in paragraphs 12 — 32 must be met for an embedded conversion option to qualify for the scope exception in paragraph 11(a) of SFAS 133.
•	The contract permits settlement in unregistered shares — The debenture agreement does not preclude settlement in unregistered shares.

•	The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of shares during the maximum period the contract could remain outstanding — As of September 30, 2007, the Company had the following authorized and unissued shares available to settle the conversion of the debentures.

As of
September 30, 2007

Authorized Shares of Common stock	560,000,000
Less Issued	(196,368,445)

Authorized and Unissued	363,631,555

Shares to be issued
Shares issuable upon exercise of stock options	18,240,722
Shares issuable upon vesting of restricted stock units	6,808,800
Shares issuable under equity compensation plans	4,753,204
Shares issuable upon exercise of warrants	7,840,918
Shares issuable upon conversion of Series B Preferred Stock	3,562,238

Sub-total	41,205,882

Remaining authorized and unissued	322,425,673

     Upon conversion, the Company will pay cash for the principal amount of the debentures converted, in lieu of issuing shares of common stock, cash, or a combination of cash and shares of common stock with respect to the conversion value in excess thereof. The number of shares to be delivered in a share settlement is limited at a conversion rate of 62.9327 per $1,000

U.S. Securities and Exchange Commission
February 21, 2008

principal amount of the debentures. As such, the maximum number of shares of common stock to be issued upon conversion of this instrument is as follows:

Principal amount of debentures	$250,000,000
Number of $1,000 principal debentures	250,000
Multiplied by the maximum conversion rate:	62.9327

Maximum shares of common stock to be issued upon conversion	15,733,175

Based on the calculations above, the Company believes this condition is satisfied.

•	The Contract explicitly limits the number of shares required to be delivered in a share settlement — The contract includes a limit on the number of shares to be issued in a share settlement. Specifically the contract states: “In no event will the conversion rate exceed 62.9327 per $1,000 principal amount of the debentures, subject to adjustment in the same manner as the conversion rate.”

•	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC — Management confirmed this condition.

•	There is no requirement to make cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return of the amount due — Management confirmed this condition.

•	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares — Management confirmed this condition.

•	No provisions of the contract indicate that the counterparty has rights that rank higher than those of a shareholder — Management confirmed this condition.

•	There is no requirement in the contract to post collateral at any point or for any reason — Management confirmed this condition.
Based upon the analysis above, the conversion option would qualify for equity treatment based upon the criterion in EITF 00-19 and thereby meet the second criterion of the scope exception in paragraph 11(a) of SFAS 133.

U.S. Securities and Exchange Commission
February 21, 2008

Conclusion — Accounting for conversion option:
     Based on the analysis above, management concluded that the embedded conversion option and related features qualify for the scope exception in paragraph 11(a) of SFAS 133 and accordingly should not be bifurcated from the debt host and accounted for at fair value.
Impact of debentures on Earnings per Share:
     EITF 04-8 “The Effect of Contingently Convertible Debt on Diluted Earnings per Share,” provides guidance on when the dilutive effect of contingently convertible debt securities with a market price trigger should be included in diluted EPS. Contingently convertible debt securities are generally convertible into common shares of the issuer after the price of the common stock has exceeded a predetermined threshold (typically greater than the conversion price of the debt) for a specific time period. EITF 04-8 states that these securities should be treated the same as other convertible securities and included in the diluted EPS computation (if dilutive), regardless of whether the market price trigger has been met.
     The potential shares associated with contingently convertible debt securities would be included in diluted EPS using the if-converted method or the net share settlement method, depending on the means used to settle the conversion feature. If, upon conversion, the Company can deliver the full number of shares, the if-converted method described in FAS 128, par. 26 should be used. In this case, upon conversion, the Company is required to deliver cash for the par value of the security and can deliver shares only for the differential between the stock price and the conversion price. As such, the net share settlement method described under Instrument C in EITF 90-19 should be used as follows:
“...the if-converted method should not be used to determine the earnings-per-share implications of Instrument C. There would be no adjustment to the numerator in the earnings-per-share computation for the cash-settled portion of Instrument C because that portion of the instrument will always be settled in cash. The conversion spread should be included in diluted earnings per share based on the provisions of paragraph 29 of Statement 128 and Topic No. D-72, “Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share.”

U.S. Securities and Exchange Commission
February 21, 2008

Note 17. Commitments and Contingencies
Litigation and Other Claims, page 101
9. We note the 2001 complaint filed on behalf of a purported class of persons who purchased Former Nuance stock between April 12, 2000 and December 6, 2000 and that a proposed settlement has not yet been approved by the court although you are currently working on getting this proposed settlement approved. We also note in your disclosure that the settlement is not expected to have any material impact on the Company, as payments, if any, are expected to be made by insurance carriers, rather than by the Company. Please tell us the terms of the proposed settlement and whether you have accrued any amounts related to this proposed settlement. Please be advised that loss contingencies are to be recognized on a gross basis and not netted with gain contingencies unless you meet the requirements of FIN 39 for the right of setoff. As such, your loss contingencies and your insurance recoveries should be evaluated separately for accounting and disclosure purposes.
     The Company supplementally advises the Staff that the district court in the case issued an order terminating the settlement agreement on June 25, 2007. The Company further advises the Staff that the plaintiffs in the case have since filed amended master allegations and amended complaints in the six test cases and have moved for class certification in those cases. Furthermore, the defendants in the six test cases have moved to dismiss the complaints and have filed oppositions to the motion for class certification. Based on the foregoing developments, it is highly uncertain whether there will be any future settlement of the case, and if there is a settlement, it is highly uncertain that the terms of the settlement will bear any resemblance to the proposed settlement. Accordingly, the Company believes the terms of the previously proposed settlement to be largely irrelevant at this time. The Company will continue to update its disclosure in future periodic reports to reflect any further developments in the case, including any new proposed settlement arrangements.
     The Company further supplementally advises the Staff that the Company did not accrue any amounts related to the proposed settlement at September 30, 2007 in accordance with provisions under SFAS 5 because the Company determined that the loss contingency related to the proposed settlement was not probable, nor was the amount of loss reasonably estimable. The Company acknowledges that loss contingencies are to be recognized on a gross basis and not netted with gain contingencies unless the requirements of FIN 39 for the right of setoff are met, and will continue to evaluate any potential loss contingencies and insurance recoveries, based on future developments in the case, separately for accounting and disclosure purposes.
***

U.S. Securities and Exchange Commission
February 21, 2008

     Please direct your questions or comments regarding the Company’s response to the undersigned at (202) 973-8827. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Robert D. Sanchez
Robert D. Sanchez

cc:	Paul Ricci James Arnold Richard Palmer Jo-Anne Sinclair, Esq. Nuance Communications, Inc.

EXHIBIT A
Location of Offices

United States	International

Scottsdale, AZ
Sunnyvale, CA
Menlo Park, CA
Mountain View, CA
San Francisco, CA
Westlake Village, CA
Galstonbury, CT
Stratford, CT
Tampa, FL
Melbourne, Fl
Jacksonville, FL
Oakbrook Terrace, IL
Burlington, MA
Woburn, MA
Needham, MA
Portsmouth, NH
South Iselin, NJ
Eatontown, NJ
Mahwah, NJ
New York, NY
Mason, OH
Lake Oswego, OR
Newport, RI
Dallas, TX
Plano, TX
Addison, TX
SO Jordan, UT
Herndon, VA
North Seattle, WA
Missauga, Ontario
Montreal, Quebec
Sao Paulo, Brazil
Pueblo, Mexico
Beijing, China
Shanghai, China
Hong Kong
New Delhi, India
Karnataka, India
Andhra Pradesh, India
Chennai, India
Yamil Nadu, India
Tokyo, Japan
South Korea
Singapore
Diegem, Belgium
Leper, Belgium
Merelbeke, Belgium
Antiny, France
Munich, Germany
Gifhorn, Germany
Aachen, Germany
Budapest, Hungary
Agrate Brianza, Italy
Madrid, Spain
Gothenburg, Sweden
Woking, UK
Waterloo, UK
Norwich, UK
Tel Aviv, Israel
Sydney, Australia

EXHIBIT B
Fiscal 2007 Revenues by Country/Region

Country/Region	Fiscal 2007 Revenues	Percentage
United States	479,540,214	79.66%
Mexico	23,675	0.00%
EMEA Region	16,551,362	2.75%
Austria	1,915,524	0.32%
Switzerland	1,561,680	0.26%
Germany	16,711,569	2.78%
Italy	3,942,986	0.65%
Spain	2,453,363	0.41%
Portugal	129,662	0.02%
United Kingdom/Ireland	16,292,360	2.71%
Denmark/Faroer Islands	553,097	0.09%
Norway	393,061	0.07%
Sweden	1,438,926	0.24%
Iceland	12,053	0.00%
Finland	1,520,833	0.25%
Belgium	2,782,396	0.46%
Luxembourg	70,949	0.01%
Netherlands	2,996,274	0.50%
Greece/Cyprus	324,419	0.05%
Bulgaria/Croatia/Czech Republic/Hungary	513,755	0.09%
South Africa/Mauritius	839,517	0.14%
Israel/Jordan	698,640	0.12%
United Arab Emirates	689,468	0.11%
Turkey	59,813	0.01%
France/Monaco	10,505,651	1.75%
Rest of World	60,253	0.01%
India/Sri Lanka	1,706,569	0.28%
APAC Region	10,687,393	1.78%
Taiwan	2,066,009	0.34%
Hong Kong Region	206,372	0.03%
China	813,198	0.14%
Malaysia	154,905	0.03%
Singapore	221,241	0.04%
Korea	4,797,124	0.80%
Japan	10,901,801	1.81%
Australia/New Zealand	7,772,517	1.29%
Region Not Specified	87,144	0.01%

EXHIBIT C
Nuance Communications, Inc.
Significant Subsidiary Test
Acquisition of BeVocal, Inc.
Close Date: 4/25/07

Asset Test		Source

Total Assets (Nuance)	$1,235,074,000	Nuance 10-K - Sep06
Total Assets (BeVocal)	$28,236,947	AMLLP Audited Financial - Y/E Dec06
Significance	2.29%

Investment Test

Total Assets (Nuance)	$1,235,074,000	Nuance 10-K - Sep06
Purchase Price (GAAP)	$217,238,363	See Page 2 of Exhibit C
Significance	17.59%

Net Income Test

Net Income before taxes (Nuance	$7,071,000	Nuance 10-K - Sep06
Net Income before taxes (BeVocal)	$1,316,637	AMLLP Audited Financial - Y/E Dec06
Significance	18.62%

Nuance Communications, Inc.
Acquisition of BeVocal — Purchase Price for 3-05 Test

PURCHASE PRICE
Cash		$30,000,000

Stock		122,738,363	See below

Transaction Costs		4,500,000	See below

Earnout provision		60,000,000	up to $60 MM in cash

Total Consideration including Earned out Provision		$217,238,363

	Total Cash	$34,500,000

TRANSACTION COSTS DETAIL

Invest Bank	Thomas Weisel	$1,750,000	WW
Legal	WSGR	1,250,000	WW — Estimate based on relative bills in other deals
	Other	50,000	Estimate
Due Diligence	E&Y	300,000	WW
Accountants	BDO-Due Diligence Consulting	50,000	Miscellaneous consulting from late CY06 to Feb07 — estimated
	BDO-Purchase Accounting Review	300,000	$350k for DPN (after BDO did due diligence & limited procedures)

	Arminino McKenna 2006 Audit	250,000	WW / Estimate — NUAN agrees to pick up expenses, and so is part of purchase price
	2006 Valuation for Audit	30,000	WW / Estimate — NUAN agrees to pick up expenses, and so is part of purchase price
	BDO 2006 Audit		Covered in Rounding below if needed

	Deloitte Consent	25,000
	BDO Consents	25,000
Purchase Allocation	Duff & Phelps or E&Y	80,000
Filing Fees & Other	HSR Fees	125,000
	Bowne	25,000
	SEC Fees	15,000
	Insurance Tail	—
	ROUND TO $4.5M	225,000

Total Fees		$4,500,000

SHARES ISSUED
Shares issued		8,204,436
Assumed FMV of Stock (per Share)		$14.96	See note A below

Stock Consideration		$122,738,363

Note A — Evaluation of Share Price
Deal announced before market opened on February 22, 2007.

	Date	Close Price
	2/26/2007	$14.90
	2/23/2007	$15.07
	2/22/2007	$14.87
	2/21/2007	$14.98
	2/20/2007	$15.00

	Average	$14.96